SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER the SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1)

ERF Wireless, Inc.

(Name of Issuer)

$.001 PAR VALUE COMMON STOCK

(Title of Class of Securities)

26884K200

(CUSIP Number)

Brad David Baloun

3704 South Kris Drive

Sioux Falls, South Dakota 57103

(605) 371-3755

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box :☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 26884K200		13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brad David Baloun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 794,115(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 794,115(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 794,115(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(1)
14	TYPE OF REPORTING PERSONS IN
(1)	Includes $.001 Par Value Common Stock owned directly by Brad David Baloun, and owned by persons and entities that Mr. Baloun may be attributed beneficial ownership of: Brad David Baloun IRA (0.1%); CamMay Baloun IRA (0.1%); Baloun Family Trust 2012 (4.2%). Mr. Baloun disclaims any beneficial ownership of these securities except to the extent of his pecuniary interest therein.

This Amendment No.1 (“Amendment No.1”) amends and supplements the statement on Schedule 13D (“Original Schedule 13D”) filed by the undersigned with respect to the common stock, $.001 Par Value Common Stock (the “Common Stock”), of ERF Wireless, Inc., a Nevada Corporation (the “Issuer”).  This Amendment No. 1 is being filed to report acquisitions and disposition of beneficial ownership of shares of Common Stock of the Issuer by the Reporting Person (as defined herein) in an amount greater than 1% of the outstanding shares of Common Stock of the Issuer.  Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. This Amendment No. 1 is being filed late due to inadvertent error of the Reporting Person.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Baloun acquired an additional 647,173 shares of Common Stock (“Additional Common Stock”) since the filing of the Original Schedule 13D. The source of funds for Mr. Baloun’s purchase of 366,341 shares of Common Stock was $376,908 personal funds. See Schedule I for a list of transactions.

In addition, since the filing of the Original Schedule 13D, an additional 260,832 shares of Common Stock were acquired from the Issuer in lieu of interest on indebtedness owed to Mr. Baloun and two other individuals by the Issuer. The value of these shares acquired from the Issuer related to the loan, was $174,539. An additional 20,000 shares of Common Stock were acquired from the Issuer as payment for a loan maturity extension fee, with a value of $10,000. The principal balance of the loan as of the date of this filing is $472,735. The loan accrues interest at an annual rate of 12% on $291,500 of the loan, and approximately 15% on $181,235 of the loan, and has a maturity date of November 3, 2013. See Schedule I for a list of transactions.

On August 29, 2013, Mr. Baloun disposed of 481,441 shares of Common Stock by gifting it to the Baloun Family Trust 2012. No consideration was exchanged. Mr. Baloun has the sole power to vote and dispose of the shares held by the Baloun Family Trust 2012.

ITEM 4. PURPOSE OF TRANSACTION.

The Additional Common Stock directly acquired by and deemed to be beneficially owned by Mr. Baloun is held for investment purposes.

(a)	the Reporting Person may acquire more Common Stock or dispose of Common Stock in the ordinary course as business and market conditions dictate;
(b)	the Reporting Person does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Issuer or any of its subsidiaries;
(c)	the Reporting Person does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries;
(d)	the Reporting Person does not have any plans to attempt to change the members, or the number or term of the members of the Issuer’s Board of Directors;
(e)	the Reporting Person does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer;
(f)	the Reporting Person does not have any plans or proposals that relate to or would result in any other material change in Issuer’s business or corporate structure;
(g)	the Reporting Person does not have any plans or proposals that relate to or would result in changes in Issuer’s Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of Issuer by any person;
(h)	the Reporting Person does not have any plans or proposals that relate to or would result in the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;
(i)	the Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of the date hereof, Mr. Baloun may be deemed to beneficially own, in the aggregate, 794,115 shares (6.8%) of the Common Stock of the Issuer which consists of: (i) 290,832 shares (2.5%) owned directly by Brad David Baloun; (ii) 9,770 shares (0.1%) owned by Brad David Baloun IRA (self-directed); (iii) 12,072 shares (0.1%) owned by CamMay Baloun IRA (self-directed) (CamMay Baloun is the spouse of Brad David Baloun); and (iv) 481,441 shares (4.2%) owned by Baloun Family Trust 2012. Mr. Baloun disclaims any beneficial ownership of these securities except to the extent of his pecuniary interest therein.

Of this Common Stock held by Brad David Baloun, power to invest and vote is held as follows:

Mr. Baloun has sole power to vote and dispose of the 290,832 shares (2.5%) of the Common Stock held by Brad David Baloun. Mr. Baloun may be deemed to have sole power to vote and dispose of the 481,441 shares (4.2%) of the Common Stock held by Baloun Family Trust 2012. Mr. Baloun may be deemed to have sole power to vote and dispose of the 9,770 shares (0.1%) of the Common Stock held by Brad David Baloun IRA. CamMay Baloun is the spouse of Brad David Baloun, thus, Mr. Baloun may be deemed to have sole power to vote and dispose of the 12,072 shares (0.1%) of the Common Stock held by CamMay Baloun IRA.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2013	/s/ Brad David Baloun

Brad David Baloun

schedule I

Acquisitions of Brad David Baloun Concerning Additional Common Stock:

		Number of	Average Price	Source
Date	Security	Shares	Per Share	of Funds

October 28, 2011	Common	11,029	$3.45	PF
October 31, 2011	Common	11,500	$3.25	PF
November 10, 2011	Common	6,800	$2.99	PF
January 6, 2012	Common	8,000	$2.65	PF
January 10, 2012	Common	2,700	$2.60	PF
January 12, 2012	Common	500	$2.69	PF
January 13, 2012	Common	600	$2.69	PF
January 17, 2012	Common	5,000	$2.25	PF
January 18, 2012	Common	8,400	$2.76	PF
January 24, 2012	Common	980	$2.55	PF
January 26, 2012	Common	3,620	$2.55	PF
March 19, 2012	Common	3,000	$2.21	PF
March 20, 2012	Common	6,000	$2.16	PF
March 22, 2012	Common	20	$2.06	PF
March 23, 2012	Common	1,100	$2.06	PF
March 28, 2012	Common	1,380	$2.06	PF
March 29, 2012	Common	9,000	$2.03	PF
July 25, 2012	Common	19,685	$1.27	SC (interest)
November 14, 2012	Common	25,000	$0.70	SC(interest)
March 14, 2013	Common	2,721	$0.47	SC(interest)
March 22, 2013	Common	67,965	$0.88	SC(interest)
March 28, 2013	Common	59,288	$0.47	SC(interest)
July 16, 2013	Common	121,049	$0.51	PF
July 18, 2013	Common	1,700	$0.52	PF
July 19, 2013	Common	45,463	$0.60	PF
July 22, 2013	Common	68,500	$0.60	PF
July 23, 2013	Common	50,000	$0.56	PF
August 13, 2013	Common	86,173	$0.50	SC (interest)
August 13, 2013	Common	20,000	$0.50	SC (loan extension fee)

Dispositions by Brad David Baloun of Common Stock:

		Number of	Average Price
Date	Security	Shares	Per Share

August 29, 2013	Common	481,441	*The shares were gifted from Mr. Baloun to the Family Trust. No consideration was exchanged.